Constellium SE Second Quarter Report 2023

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Management's discussion and analysis of financial condition and results of operations	3
Constellium SE Unaudited Interim Condensed Consolidated Financial Statements at June 30, 2023 and December 31, 2022 and for the six months ended June 30, 2023 and 2022	F-1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis, or MD&A, is based principally on our unaudited condensed interim consolidated financial statements as of June 30, 2023 and for the six months ended June 30, 2023 and 2022 and should be read in conjunction with our Annual Report on Form 20-F for the year ended December 31, 2022 and our unaudited condensed interim consolidated financial statements as of June 30, 2023 and for the six months ended June 30, 2023 and 2022 which are included in this quarterly report.
The following discussion and analysis includes forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from those expressed or implied by our forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed in this quarterly report and in our Annual Report on Form 20-F for the year ended December 31, 2022 (see in particular "Special Note about Forward-Looking Statements" and "Item 3. Key Information - D. Risk Factors").
Overview
We are a global leader in the development, manufacture and sale of a broad range of highly engineered, value-added specialty rolled and extruded aluminium products to the packaging, aerospace, automotive, other transportation and industrial end-markets. As of June 30, 2023, we had approximately 12,500 employees, 28 production facilities, 3 R&D centers and 3 administrative centers.
We serve a diverse set of customers across a broad range of end-markets with different product needs, specifications and requirements. As a result, we have organized our business into three segments to better serve our customer base:
•Our Packaging & Automotive Rolled Products segment produces aluminium sheet and coils, which primarily includes beverage and food can stock, closure stock, foil stock and automotive rolled products.
•Our Aerospace & Transportation segment produces technologically advanced aluminium products, including plate, sheet and other fabricated products with applications across the aerospace, defense, transportation and industrial sectors.
•Our Automotive Structures & Industry segment produces technologically advanced structures for the automotive industry (including crash-management systems, body structures, side impact beams and battery enclosures), soft and hard alloy extrusions and large extruded profiles for automotive, rail, energy, building and industrial applications.
For the three and six months ended June 30, 2023 our segments represented the following percentages of total Revenue and total Adjusted EBITDA:

	Three months ended June 30, 2023		Six months ended June 30, 2023
(as a % of total)	Revenue	Adjusted EBITDA	Revenue	Adjusted EBITDA
P&ARP	54%	38%	53%	36%
A&T	23%	46%	23%	45%
AS&I	23%	19%	24%	22%
Holdings and Corporate	—%	(2%)	—%	(3%)
Total	100%	100%	100%	100%
Key Factors Influencing Constellium’s Financial Condition and Results from Operations
Russian War on Ukraine
Although we do not have operations in Russia or Ukraine, the conflict and the related sanctions imposed on Russian institutions, companies and individuals continue to generate volatility and disruption in the global economy, including issues with supply chains and fluctuating commodity and energy prices. It remains difficult to predict the length and impact of this crisis on the global economy and on the price and availability of metal and energy. We continue to monitor the situation closely and to develop contingency plans and counter-measures as necessary to address adverse effects or disruptions to our operations as they arise. However, further consequences of this conflict and its impact on our business and results of operations as well as the global economy cannot be predicted.

Economic Conditions and Markets
We are directly impacted by the economic conditions that affect our customers and the markets in which they operate. General economic conditions such as the level of disposable income, the level of inflation, the rate of economic growth, the rate of unemployment, exchange rates and currency devaluation or revaluation influence consumer confidence and consumer purchasing power. These factors, in turn, influence the demand for our products in terms of total volumes and prices that can be charged. We attempt to respond to the variability of economic conditions through the terms of our contracts with our customers and cost control.
In addition, although a number of our end-markets are cyclical in nature, we believe that the diversity of our portfolio and the secular growth trends we are experiencing in many of our core packaging, automotive and aerospace end-markets will help the Company weather these economic cycles. In each of our three main end-markets of packaging, aerospace and automotive:
•Historically, can packaging has not been highly correlated to the general economic cycle. Despite a relative recent softening in demand, we continue to believe can sheet has an attractive long-term growth outlook due to increased consumer preference for cans as a package and the sustainable attributes of aluminium.
•The automotive markets were recently impacted globally by supply chain disruptions. However, longer-term demand for aluminium has been increasing in recent years triggered by a light-weighting trend for new car models, which increases fuel efficiency, reduces emissions and increases vehicle safety. We expect this to continue and be enhanced by increased demand for electric vehicles.
•While aerospace demand had been adversely impacted following the COVID crisis, it has more recently bounced back significantly. We continue to believe the longer term trends including increasing passenger traffic and fleet replacements with newer and more fuel efficient aircraft support a positive long-term demand trend.
Aluminium Consumption
The aluminium industry is cyclical and is affected by global economic conditions, industry competition and product development. Aluminium is increasingly seen as the material of choice in a number of applications, including packaging, automotive and aerospace given its lightweight high strength-to-weight ratio, corrosion resistance and infinite recyclability. Due to these qualities, the penetration of aluminium in a wide variety of applications continues to increase. We believe that long-term growth in aluminium consumption generally, and demand for those products we produce specifically, will be supported by factors that include growing populations, greater purchasing power and increasing focus on sustainability and environmental issues, globally.
Aluminium Prices
Raw materials and consumables, where aluminium is the largest component by a wide margin, represented 70% and 75% of our cost of sales in the six months ended June 30, 2023 and 2022, respectively. Aluminium prices are determined by worldwide forces of supply and demand and are volatile. We operate a pass–through model and therefore, to the extent possible, avoid taking aluminium price risk. In case of significant sustained increases in the price of aluminium, the demand for our products may be affected over time.
The price we pay for aluminium includes regional premiums, such as the Rotterdam premium for metal purchased in Europe or the Midwest premium for metal purchased in the U.S. The regional premiums have been volatile in recent years. Like LME prices, we seek to pass-through this regional premium price risk to our customers or to hedge it in the financial markets. However, in certain instances, we are not able to pass through or hedge this cost.
We believe our cash flows are largely protected from variations in LME prices due to the fact that we hedge our sales based on their replacement cost, by matching the price paid for our aluminium purchases with the price received from our aluminium sales, at a given time, using hedges when necessary. As a result, when LME prices increase, we have limited additional cash requirements to finance the increased replacement cost of our inventory.
The average LME transaction price, Rotterdam Premium and Midwest Premium per ton of primary aluminium in the three and six months ended June 30, 2023 and 2022 are presented below.

	For the three months ended June 30,		For the six months ended June 30,

(Euros per ton)	2023	2022	2023	2022

Average LME transaction price	2,074	2,703	2,155	2,811
Average Rotterdam Premium	297	567	289	503
Average all-in aluminium price Europe	2,371	3,270	2,444	3,314

Average LME transaction price	2,074	2,703	2,155	2,811
Average Midwest Premium	500	756	536	729
Average all-in aluminium price U.S.	2,574	3,459	2,691	3,540
Product Price and Margin
Our products are typically priced based on three components: (i) the LME price, (ii) a regional premium and (iii) a conversion margin.
Our risk management practices aim to reduce, but do not entirely eliminate, our exposure to changing primary aluminium and regional premium prices. Moreover, while we limit our exposure to unfavorable price changes, we also limit our ability to benefit from favorable price changes. We do not apply hedge accounting for the derivative instruments entered into to hedge our exposure to changes in metal prices and the mark-to-market movements for these instruments are recognized in Other gains and losses—net.
Our results are also impacted by changes in the difference between the prices of primary and scrap aluminium. As we price our products using the prevailing price of primary aluminium but purchase large amounts of scrap aluminium to manufacture our products, we benefit when primary aluminium price increases exceed scrap price increases. Conversely, when scrap price increases exceed primary aluminium price increases, our results are negatively impacted. The difference between the price of primary aluminium and scrap price is referred to as the “scrap spread” and is impacted by the effectiveness of our scrap purchasing activities, the supply of scrap available and movements in the terminal commodity markets.
Volumes
The profitability of our businesses is determined, in part, by the volume of tons processed and sold. Increased production volumes will generally result in lower per unit costs. Higher volumes sold will generally result in additional revenue and associated margins.
Personnel Costs
Our operations are labor intensive. Personnel costs include the salaries, wages and benefits of our employees, as well as costs related to temporary labor. During our seasonal peaks and especially during the summer months, we have historically increased our temporary workforce to compensate for staff on vacation and increased volume of activity. Personnel costs generally increase and decrease with the expansion or contraction in production levels of operating facilities. Personnel costs also generally increase in periods of higher inflation.
Energy
Our operations require substantial amounts of energy to run, primarily electricity and natural gas. The direction of energy costs depends on the energy supply demand relationships in the regions we operate in and will likely continue being impacted by the effects of the war in Ukraine and related sanctions. The current geopolitical instability resulting from the war in Ukraine continues to expose us to the risk of energy supply disruptions. In addition, sustainability trends are expected to put upward pressure on energy costs over time. A significant increase in energy costs or disruption of energy supply could have a material adverse effect on financial position, results of operations, and cash flows.
Currency
We are a global company with operations in France, the United States, Germany, Switzerland, the Czech Republic, Slovakia, Spain, Mexico, Canada and China. As a result, our revenue and earnings have exposure to a number of currencies, primarily the euro, the U.S. dollar and the Swiss franc. As our presentation currency is the euro, and the functional currencies of the businesses located outside of the Eurozone are primarily the U.S. dollar and the Swiss franc, the results of the businesses located outside of the Eurozone must be translated each period to euros. Accordingly, fluctuations in the exchange rate of the functional currencies of our businesses located outside of the Eurozone against the euro have a translation impact on our results of operations.
Transaction impacts arise when our businesses transact in a currency other than their own functional currency. As a result, we are exposed to foreign exchange risk on payments and receipts in multiple currencies. In Europe, a portion of our revenue is denominated in U.S. dollars while the majority of our costs incurred are denominated in local currencies. We engage in hedging activities to attempt to mitigate the effects of foreign currency transactions on our profitability. Notably, where we have multiple-year sales agreements in U.S. dollars by euro-functional currency entities, we have entered into derivative contracts to forward sell U.S. dollars to match these future sales. With the exception of certain derivative instruments entered into to hedge the foreign currency risk associated with the cash flows of certain highly probable forecasted sales, which we have designated for hedge accounting, hedge accounting is not applied to such ongoing commercial transactions and therefore the mark-to-market impact is recorded in Other gains and losses —net.

Results of Operations for the three and six months ended June 30, 2023 and 2022

	For the three months ended June 30,				For the six months ended June 30,
(in millions of Euros and as a % of revenue)	2023		2022		2023		2022

Revenue	1,950	100%	2,275	100%	3,906	100%	4,254	100%
Cost of sales	(1,737)	89%	(2,060)	91%	(3,532)	90%	(3,822)	90%
Gross profit	213	11%	215	9%	374	10%	432	10%
Selling and administrative expenses	(80)	4%	(75)	3%	(151)	4%	(143)	3%
Research and development expenses	(13)	1%	(10)	—%	(26)	1%	(21)	—%
Other gains and losses - net	(41)	2%	(134)	6%	(56)	1%	(24)	1%
Income / (loss) from operations	79	4%	(4)	—%	141	4%	244	6%
Finance costs - net	(35)	2%	(32)	1%	(70)	2%	(62)	1%
Income / (loss) before tax	44	2%	(36)	2%	71	2%	182	4%
Income tax (expense) / benefit	(12)	1%	4	—%	(17)	—%	(35)	1%
Net income / (loss)	32	2%	(32)	1%	54	1%	147	3%
Shipment volumes (in kt)	398	n/a	424	n/a	787	n/a	825	n/a
Revenue per ton (€ per ton)	4,894	n/a	5,366	n/a	4,966	n/a	5,157	n/a
Revenue
For the three months ended June 30, 2023, revenue decreased by 14% to €1,950 million from €2,275 million for the three months ended June 30, 2022. This decrease reflected a decrease in shipments and lower revenue per ton. For the three months ended June 30, 2023, sales volumes decreased by 6% to 398 kt from 424 kt for the three months ended June 30, 2022. This decrease reflected a 7% decrease in volumes for P&ARP, an 8% decrease in volumes for AS&I and stable volumes for A&T. For the three months ended June 30, 2023, revenue per ton decreased by 9% to €4,894 from €5,366 for the three months ended June 30, 2022 primarily reflecting lower metal prices, partially offset by improved price and mix.
For the six months ended June 30, 2023, revenue decreased by 8% to €3,906 million from €4,254 million for the six months ended June 30, 2022. This decrease reflected a decrease in shipments and lower revenue per ton. For the six months ended June 30, 2023, sales volumes decreased by 5% to 787 kt from 825 kt for the six months ended June 30, 2022. This decrease reflected a 7% decrease in volumes for P&ARP and a 3% decrease in volumes for AS&I, partially offset by a 2% increase in volumes for A&T. For the six months ended June 30, 2023, revenue per ton decreased by 4% to €4,966 from €5,157 for the six months ended June 30, 2022 primarily reflecting lower metal prices, partially offset by improved price and mix.
Our revenue is discussed in more detail in the “Segment Results” section.

Cost of Sales
For the three months ended June 30, 2023, cost of sales decreased by 16% to €1,737 million from €2,060 million for the three months ended June 30, 2022. This decrease in cost of sales was primarily driven by a decrease in raw materials and consumables used due to lower volumes and lower metal prices partially offset by increases in labor costs and energy costs mainly due to inflation.
For the six months ended June 30, 2023, cost of sales decreased by 8% to €3,532 million from €3,822 million for the six months ended June 30, 2022. This decrease in cost of sales was primarily driven by a decrease in raw materials and consumables used due to lower volumes and metal prices, partially offset by increases in labor costs and energy costs mainly due to inflation.
Selling and Administrative Expenses
For the three months ended June 30, 2023, selling and administrative expenses increased by €5 million to €80 million from €75 million for the three months ended June 30, 2022. The increase reflected primarily increases in labor costs and other operating expenses, partially offset by a decrease in professional fees.
For the six months ended June 30, 2023, selling and administrative expenses increased by 6% to €151 million from €143 million for the six months ended June 30, 2022. The increase reflected primarily increases in labor costs, lease expenses, other operating expenses and professional fees.
Research and Development Expenses
For the three months ended June 30, 2023, research and development expenses increased to €13 million from €10 million for the three months ended June 30, 2022. The increase reflected primarily an increase in labor costs partially due to inflation. Research and development expenses are presented net of research and development tax credits received in France for each of the three-month periods ended June 30, 2023 and 2022, respectively.
For the six months ended June 30, 2023 and 2022, research and development expenses increased to €26 million from €21 million for the six months ended June 30, 2022. The increase reflected primarily increases in labor costs partially due to inflation and in other operating expenses. Research and development expenses are presented net of research and development tax credits received in France for each of the six-month periods ended June 30, 2023 and 2022, respectively.
Other Gains and Losses, net

	For the three months ended June 30,		For the six months ended June 30,
(in millions of Euros)	2023	2022	2023	2022

Realized (losses) / gains on derivatives	(19)	8	(23)	62
Unrealized losses on derivatives at fair value through profit and loss - net	(20)	(141)	(28)	(85)
Unrealized exchange losses from the remeasurement of monetary assets and liabilities – net	(1)	(2)	—	(1)
Losses on disposal	—	—	(6)	(1)
Other	(1)	1	1	1
Total other gains and losses, net	(41)	(134)	(56)	(24)

The following table provides an analysis of realized and unrealized gains and losses by nature of exposure:

	For the three months ended June 30,		For the six months ended June 30,
(in millions of Euros)	2023	2022	2023	2022

Realized gains / (losses) on foreign currency derivatives	5	(2)	9	1
Realized (losses) / gains on commodity derivatives	(24)	10	(32)	61
Realized (losses) / gains on derivatives	(19)	8	(23)	62

Unrealized losses on foreign currency derivatives	(6)	(5)	(4)	(7)
Unrealized losses on commodity derivatives	(14)	(136)	(24)	(78)
Unrealized losses on derivatives at fair value through profit and loss—net	(20)	(141)	(28)	(85)
Realized gains or losses relate to financial derivatives used by the group to hedge underlying commercial transactions. Realized gains and losses on these derivatives are recognized in Other Gains and Losses, net and are offset by the commercial transactions accounted for in revenue and cost of sales.
Unrealized gains or losses relate to financial derivatives used by the group to hedge forecasted commercial transactions for which hedge accounting is not applied. Unrealized gains or losses on these derivatives are recognized in Other Gains and Losses, net and intend to offset the change in the value of forecasted transactions which are not yet accounted for.
Changes in realized and unrealized (losses) / gains on derivatives for the three and six months ended June 30, 2023 as compared to the three and six months ended June 30, 2022 primarily reflected the fluctuation in metal prices.
For the six months ended June 30, 2023, losses on disposal included a €5 million loss relating to the sale of Constellium Ussel which was completed on February 2, 2023.
Finance Costs, net
For the three months ended June 30, 2023, finance costs, net increased by €3 million to €35 million from €32 million for the three months ended June 30, 2022. This increase primarily reflected higher interest costs as a result of the increase in interest rates.
For the six months ended June 30, 2023, finance costs, net increased by €8 million to €70 million from €62 million for the six months ended June 30, 2022. This increase primarily reflected higher interest costs as a result of the increase in interest rates.
Income Tax
For the three months ended June 30, 2023, income tax was an expense of €12 million compared to a benefit of €4 million for the three months ended June 30, 2022.
Our effective tax rate was 27% of our income before income tax and 11% of our loss before income tax, respectively compared to a statutory tax rate of 25.8% for the three months ended June 30, 2023 and 2022.
For the six months ended June 30, 2023 and 2022, income tax was an expense of €17 million and €35 million, respectively.
Our effective tax rate was 25% and 19% of our income before income tax, respectively compared to a statutory tax rate of 25.8% for the six months ended June 30, 2023 and 2022.
Our effective tax rate was lower than the statutory rate in both periods, primarily due to the geographical mix of our pre-tax results, and the impact of non-recurring transactions.

Net Income / Loss
As a result of the foregoing factors, we recognized net income of €32 million in the three months ended June 30, 2023 and a net loss of €32 million in the three months ended June 30, 2022. We recognized net income of €54 million and €147 million in the six months ended June 30, 2023 and 2022, respectively.

Segment Results
Segment Revenue
The following table sets forth the revenue for our operating segments for the periods presented:

	For the three months ended June 30,				For the six months ended June 30,
(in millions of Euros and as a % of revenue)	2023		2022		2023		2022

P&ARP	1,049	54%	1,348	59%	2,079	53%	2,516	59%
A&T	464	23%	461	20%	916	23%	846	19%
AS&I	443	23%	501	21%	926	24%	960	23%
Holdings and Corporate	—	—%	—	—%	1	—%	—	—%
Inter-segment eliminations	(6)	n.m.	(35)	n.m.	(16)	n.m.	(68)	n.m.
Total revenue	1,950	100%	2,275	100%	3,906	100%	4,254	100%
n.m. not meaningful
P&ARP
For the three months ended June 30, 2023, revenue in our P&ARP segment decreased 22% to €1,049 million from €1,348 million for the three months ended June 30, 2022 primarily as a result of lower shipments and lower revenue per ton. P&ARP shipments were down 7%, or 20 kt compared to the three months ended June 30, 2022 on lower shipments of packaging and specialty rolled products, partially offset by higher shipments of automotive rolled products. For the three months ended June 30, 2023, revenue per ton decreased by 17% to €3,853 per ton from €4,616 per ton for the three months ended June 30, 2022, primarily driven by lower metal prices, partially offset by a more favorable price and mix.
For the six months ended June 30, 2023, revenue in our P&ARP segment decreased 17% to €2,079 million from €2,516 million for the six months ended June 30, 2022 primarily as a result of lower shipments and lower revenue per ton. P&ARP shipments were down 7%, or 37 kt, compared to the six months ended June 30, 2022 on lower shipments of packaging and specialty rolled products, partially offset by higher shipments of automotive rolled products. For the six months ended June 30, 2023, revenue per ton decreased by 12% to €3,916 per ton from €4,430 per ton for the six months ended June 30, 2022, primarily driven by lower metal prices, partially offset by a more favorable price and mix.
A&T
For the three months ended June 30, 2023, revenue in our A&T segment was relatively stable at €464 million compared to €461 million for the three months ended June 30, 2022. A&T shipments were stable with higher aerospace rolled product shipments, offset by lower transportation, industry and defense rolled product shipments. For the three months ended June 30, 2023, revenue per ton was stable at €7,694 per ton compared to €7,683 per ton for the three months ended June 30, 2022, primarily reflecting a more favorable price and mix, partially offset by lower metal prices.
For the six months ended June 30, 2023, revenue in our A&T segment increased 8% to €916 million from €846 million for the six months ended June 30, 2022, due to higher shipments and higher revenue per ton. A&T shipments were up 2%, or 3 kt, from higher aerospace rolled product shipments partially offset by lower transportation, industry and defense rolled product shipments. For the six months ended June 30, 2023, revenue per ton increased by 6% to €7,757 per ton from €7,328 per ton for the six months ended June 30, 2022, primarily reflecting a more favorable price and mix, partially offset by lower metal prices.
AS&I
For the three months ended June 30, 2023, revenue in our AS&I segment decreased 12% to €443 million from €501 million for the three months ended June 30, 2022, primarily due to lower shipments and lower revenue per ton. AS&I shipments were down 8%, or 6 kt, on lower other extruded product shipments, partially offset by higher shipments of automotive extruded products. For the three months ended June 30, 2023, revenue per ton decreased by 3% to €6,724 per ton from €6,958 per ton for the three months ended June 30, 2022, primarily driven by lower metal prices, partially offset by a more favorable price and mix.

For the six months ended June 30, 2023, revenue in our AS&I segment decreased 4% to €926 million from €960 million for the six months ended June 30, 2022, primarily due to lower shipments and stable revenue per ton. AS&I shipments were down 3%, or 4 kt, on lower other extruded product shipments, partially offset by higher automotive extruded product shipments. For the six months ended June 30, 2023, revenue per ton was relatively stable at €6,734 per ton compared to €6,782 per ton for the six months ended June 30, 2022, primarily reflecting a more favorable price and mix, offset by lower metal prices.
Segment Adjusted EBITDA
The following table sets forth the Adjusted EBITDA for our operating segments for the periods presented:

	For the three months ended June 30,				For the six months ended June 30,
(in millions of Euros and as a % of revenue)	2023		2022		2023		2022

P&ARP	79	8%	95	7%	134	6%	177	7%
A&T	96	21%	63	14%	169	18%	116	14%
AS&I	39	9%	46	9%	82	9%	83	9%
Holdings and Corporate	(5)	n.m.	(6)	n.m.	(11)	n.m.	(11)	n.m.
Total Adjusted EBITDA	209	11%	198	9%	374	10%	365	9%
n.m. not meaningful
Adjusted EBITDA is not a measure defined by IFRS. We believe the most directly comparable IFRS measure to Adjusted EBITDA is our net income or loss for the relevant period.
In considering the financial performance of the business, we analyze the primary financial performance measure of Adjusted EBITDA in all of our business segments. Our Chief Operating Decision Maker measures the profitability and financial performance of our operating segments based on Adjusted EBITDA. Adjusted EBITDA is defined as income/(loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions that do not qualify for hedge accounting, metal price lag (as defined hereafter), share-based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.
We believe Adjusted EBITDA, as defined above, is useful to investors as it illustrates the underlying performance of continuing operations by excluding certain non-recurring and non-operating items. Similar concepts of adjusted EBITDA are frequently used by securities analysts, investors and other interested parties in their evaluation of our company and in comparison to other companies, many of which present an adjusted EBITDA-related performance measure when reporting their results.
Adjusted EBITDA has limitations as an analytical tool. It is not a measure defined by IFRS and therefore does not purport to be an alternative to operating profit or net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Adjusted EBITDA is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider Adjusted EBITDA in isolation from, or as a substitute analysis for, our results prepared in accordance with IFRS.

The following table reconciles our net income / (loss) to our Adjusted EBITDA:

	For the three months ended June 30,		For the six months ended June 30,
(in millions of Euros)	2023	2022	2023	2022

Net income / (loss)	32	(32)	54	147
Income tax expense / (benefit)	12	(4)	17	35
Finance costs, net	35	32	70	62
Depreciation and amortization	72	70	144	136
Unrealized losses on derivatives	20	141	28	84
Unrealized exchange losses from the remeasurement of monetary assets and liabilities – net	1	2	—	1
Share-based compensation	7	5	10	9
Metal price lag (a)	30	(16)	45	(110)
Losses on disposals	—	—	6	1
Adjusted EBITDA	209	198	374	365
________________
(a)Metal price lag represents the financial impact of the timing difference between when aluminium prices included within Constellium's Revenue are established and when aluminium purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment aims to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium’s manufacturing sites and is primarily calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, based on the quantity sold in the period.

The following tables present the primary drivers for changes in Adjusted EBITDA for each one of our three segments:

(in millions of Euros)	P&ARP	A&T	AS&I
Adjusted EBITDA for the three months ended June 30, 2022	95	63	46
Volume	(13)	—	(9)
Price and product mix	52	68	21
Costs	(53)	(33)	(19)
Foreign exchange and other	(2)	(2)	—
Adjusted EBITDA for the three months ended June 30, 2023	79	96	39

(in millions of Euros)	P&ARP	A&T	AS&I
Adjusted EBITDA for the six months ended June 30, 2022	177	116	83
Volume	(24)	9	(8)
Price and product mix	99	125	44
Costs	(117)	(81)	(37)
Foreign exchange and other	(1)	—	—
Adjusted EBITDA for the six months ended June 30, 2023	134	169	82
P&ARP
For the three months ended June 30, 2023, Adjusted EBITDA in our P&ARP segment decreased 17% to €79 million from €95 million for the three months ended June 30, 2022, as a result of lower shipments, inflation, higher operating costs mainly due to operating challenges at our Muscle Shoals facility and unfavorable metal costs, partially offset by a more favorable price and mix. For the three months ended June 30, 2023, Adjusted EBITDA per metric ton decreased by 11% to €291 from €327 for the three months ended June 30, 2022.
For the six months ended June 30, 2023, Adjusted EBITDA in our P&ARP segment decreased 24% to €134 million from €177 million for the six months ended June 30, 2022, as a result of lower shipments, inflation, higher operating costs mainly due to operating challenges at our Muscle Shoals facility and unfavorable metal costs, partially offset by a more favorable price and mix. For the six months ended June 30, 2023, Adjusted EBITDA per metric ton decreased by 19% to €253 from €312 for the six months ended June 30, 2022.
A&T
For the three months ended June 30, 2023, Adjusted EBITDA in our A&T segment increased 53% to €96 million from €63 million for the three months ended June 30, 2022, primarily due to a more favorable price and mix, partially offset by higher operating costs resulting primarily from inflation and increased activity levels. For the three months ended June 30, 2023, Adjusted EBITDA per metric ton increased by 53% to €1,613 from €1,056 for the three months ended June 30, 2022.
For the six months ended June 30, 2023, Adjusted EBITDA in our A&T segment increased 46% to €169 million from €116 million for the six months ended June 30, 2022, primarily due to a more favorable price and mix and higher shipments, partially offset by higher operating costs resulting primarily from inflation and increased activity levels. For the six months ended June 30, 2023, Adjusted EBITDA per metric ton increased by 40% to €1,418 from €1,010 for the six months ended June 30, 2022.
AS&I
For the three months ended June 30, 2023, Adjusted EBITDA in our AS&I segment decreased 15% to €39 million from €46 million for the three months ended June 30, 2022, primarily due to higher operating costs resulting from inflation and lower shipments, partially offset by a more favorable price and mix. For the three months ended June 30, 2023, Adjusted EBITDA per metric ton decreased by 7% to €597 per ton from €641 per ton for the three months ended June 30, 2022.
For the six months ended June 30, 2023, Adjusted EBITDA in our AS&I segment was relatively stable at €82 million compared to €83 million for the six months ended June 30, 2022, primarily due to higher operating costs resulting primarily from inflation and lower shipments, mostly offset by a more favorable price and mix. For the six months ended June 30, 2023, Adjusted EBITDA per metric ton increased 3% to €598 per ton from €581 per ton for the six months ended June 30, 2022.
Holdings & Corporate
Adjusted EBITDA results for our Holdings and Corporate segment were losses of €5 million, for each of the three-month periods ended June 30, 2023 and 2022 and losses of €11 million for each of the six-month periods ended June 30, 2023 and 2022.

Liquidity and capital resources
Our primary sources of cash flow have historically been cash flows from operating activities and funding or borrowings from external parties.
Based on our current and anticipated levels of operations, and the condition in our markets and industry, we believe that our cash flows from operations, cash on hand, new debt issuances or refinancing of existing debt facilities, and availability under our factoring and revolving credit facilities will enable us to meet our working capital, capital expenditures, debt service and other funding requirements for the short-term and long-term.
It is our policy to hedge all highly probable or committed foreign currency operating cash flows. As we have significant third party future receivables denominated in U.S. dollars, we generally enter into combinations of forward contracts with financial institutions, selling forward U.S. dollars against Euros.
When we are unable to align the price and quantity of physical aluminium purchases with that of physical aluminium sales, it is also our policy to enter into derivative financial instruments to pass through the exposure to metal price fluctuations to financial institutions at the time the price is set. As the U.S. dollar appreciates against the euro or the LME price for aluminium falls, the derivative contracts related to transactional hedging entered into with financial institution counterparties will have a negative mark-to-market.
In addition, we borrow in a combination of euros and U.S. dollars. When the external currency mix of our debt does not match the mix of our assets, we use a combination of cross-currency interest rate swaps and cross-currency swaps to balance the risk.
Our financial institution counterparties may require margin calls should our negative mark-to-market exceed a pre-agreed contractual limit. In order to protect the Group from the potential margin calls for significant market movements, we maintain additional cash or availability under our various borrowing facilities, we enter into derivatives with a large number of financial counterparties and we monitor potential margin requirements on a daily basis for adverse movements in the U.S. dollar against the euro and in aluminium prices. There were no margin calls at June 30, 2023 and December 31, 2022.
At June 30, 2023, we had €752 million of total liquidity, comprised of €178 million in cash and cash equivalents, €358 million of undrawn availability under our Pan-U.S. ABL Facility, €116 million of availability under our factoring arrangements and €100 million of undrawn availability under our French Inventory Facility.

Cash Flows
The following table summarizes our operating, investing and financing activities for the six months ended June 30, 2023 and 2022:

	For the six months ended June 30,
(in millions of Euros)	2023	2022

Net Cash Flows from / (used in)
Operating activities	167	169
Investing activities	(133)	(83)
Financing activities	(19)	(79)
Net increase in cash and cash equivalents, excluding the effect of exchange rate changes	15	7
Net Cash Flows from Operating Activities
For the six months ended June 30, 2023, net cash flows from operating activities were €167 million, a €2 million decrease from €169 million in the six months ended June 30, 2022. This change primarily reflects a €134 million decrease in cash flows from operating activities before working capital and a €132 million increase in changes from working capital. In the six months ended June 30, 2023, factored receivables under non-recourse arrangements decreased by €2 million compared to a €10 million increase for the six months ended June 30, 2022.
Net Cash Flows used in Investing Activities
For the six months ended June 30, 2023 and 2022, net cash flows used in investing activities were €133 million and €83 million, respectively.
Capital expenditures were €134 million and €84 million, for the six months ended June 30, 2023 and 2022, respectively, and related primarily to recurring and optimization investments in our manufacturing facilities.
Net Cash Flows used in Financing Activities
For the six months ended June 30, 2023, net cash flows used in financing activities were €19 million, primarily reflecting lease repayments.
For the six months ended June 30, 2022, net cash flows used in financing activities were €79 million, primarily reflecting the repayment of the Secured PGE French Facility and the Unsecured Swiss Facility, partially offset by drawings on the Pan-U.S. ABL.
Historical Capital Expenditures
The following table provides a breakdown of the historical capital expenditures by segment for the periods indicated:

	For the six months ended June 30,
(in millions of Euros)	2023	2022

P&ARP	(71)	(40)
A&T	(37)	(20)
AS&I	(25)	(22)
Holdings and Corporate	(1)	(2)
Total capital expenditures	(134)	(84)
Covenant Compliance
We were in compliance with our covenants as of and for the six months ended June 30, 2023.

Quantitative and Qualitative Disclosures about Market Risk
In addition to the risks inherent in our operations, we are exposed to a variety of financial risks, such as market risk (including foreign currency exchange, interest rate and commodity price risk), credit risk and liquidity risk, and further information can be found in Note 22 to our audited consolidated financial statements in our Annual report on Form 20-F for the year ended December 31, 2022.
Principal Accounting Policies, Critical Accounting Estimates and Key Judgments
Our principal accounting policies are set out in Note 2 to the audited Consolidated Financial Statements, which are in our Annual report on Form 20-F for the year ended December 31, 2022 and in Note 2 to our unaudited condensed interim consolidated financial statements included herein.

INDEX TO FINANCIAL STATEMENTS
Constellium SE Unaudited Interim Condensed Consolidated Financial Statements at June 30, 2023 and December 31, 2022, and for the six months ended June 30, 2023 and 2022.

Unaudited Interim Consolidated Income Statement	F-2
Unaudited Interim Consolidated Statement of Comprehensive Income / (Loss)	F-3
Unaudited Interim Consolidated Statement of Financial Position	F-4
Unaudited Interim Consolidated Statement of Changes in Equity	F-5
Unaudited Interim Consolidated Statement of Cash Flows	F-6
Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-7

UNAUDITED INTERIM CONSOLIDATED INCOME STATEMENT

		Three months ended June 30,		Six months ended June 30,
(in millions of Euros)	Notes	2023	2022	2023	2022
Revenue	3	1,950	2,275	3,906	4,254
Cost of sales		(1,737)	(2,060)	(3,532)	(3,822)
Gross profit		213	215	374	432
Selling and administrative expenses		(80)	(75)	(151)	(143)
Research and development expenses		(13)	(10)	(26)	(21)
Other gains and losses - net	5	(41)	(134)	(56)	(24)
Income / (loss) from operations		79	(4)	141	244
Finance costs - net	7	(35)	(32)	(70)	(62)
Income / (loss) before tax		44	(36)	71	182
Income tax (expense) / benefit	8	(12)	4	(17)	(35)
Net income / (loss)		32	(32)	54	147
Net income / (loss) attributable to:
Equity holders of Constellium		31	(34)	51	143
Non-controlling interests		1	2	3	4
Net income / (loss)		32	(32)	54	147

Earnings per share attributable to the equity holders of Constellium (in Euros)
Basic	0.21	(0.24)	0.35	1.00
Diluted	0.21	(0.24)	0.34	0.97
Weighted average number of shares
Basic	146,543,148	144,186,241	145,428,562	142,938,735
Diluted	148,190,856	144,186,241	148,190,856	147,184,031
The accompanying Notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS)

		Three months ended June 30,		Six months ended June 30,
(in millions of Euros)	Notes	2023	2022	2023	2022
Net income / (loss)		32	(32)	54	147
Other comprehensive income / (loss)
Items that will not be reclassified subsequently to the consolidated income statement
Remeasurement on post-employment benefit obligations		5	79	4	155
Income tax on remeasurement on post-employment benefit obligations		(3)	(17)	(2)	(30)
Items that may be reclassified subsequently to the consolidated income statement
Cash flow hedges	18	1	(13)	4	(15)
Income tax on cash flow hedges		—	3	(1)	4
Currency translation differences		—	31	(13)	42
Other comprehensive income / (loss)		3	83	(8)	156
Total comprehensive income		35	51	46	303
Attributable to:
Equity holders of Constellium		34	49	44	299
Non-controlling interests		1	2	2	4
Total comprehensive income		35	51	46	303
The accompanying Notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of Euros)	Notes	At June 30, 2023	At December 31, 2022
Assets
Current assets
Cash and cash equivalents	9	178	166
Trade receivables and other	10	765	539
Inventories	11	1,149	1,320
Other financial assets	17	22	31
		2,114	2,056
Non-current assets
Property, plant and equipment	12	1,993	2,017
Goodwill	13	470	478
Intangible assets	13	50	54
Deferred tax assets		238	271
Trade receivables and other	10	35	43
Other financial assets	17	4	8
		2,790	2,871
Assets of disposal group classified as held for sale	14	45	14
Total Assets		4,949	4,941
Liabilities
Current liabilities
Trade payables and other	15	1,461	1,467
Borrowings	16	197	148
Other financial liabilities	17	54	41
Income tax payable		18	16
Provisions	20	20	21
		1,750	1,693
Non-current liabilities
Trade payables and other	15	52	43
Borrowings	16	1,831	1,908
Other financial liabilities	17	11	14
Pension and other post-employment benefit obligations	19	393	403
Provisions	20	89	90
Deferred tax liabilities		4	28
		2,380	2,486
Liabilities of disposal group classified as held for sale	14	13	10
Total Liabilities		4,143	4,189
Equity
Share capital	22	3	3
Share premium	22	420	420
Retained earnings and other reserves		362	308
Equity attributable to equity holders of Constellium		785	731
Non-controlling interests		21	21
Total Equity		806	752
Total Equity and Liabilities		4,949	4,941
The accompanying Notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained earnings	Total	Non-controlling interests	Total equity
At January 1, 2023	3	420	28	(10)	41	101	148	731	21	752
Net income	—	—	—	—	—	—	51	51	3	54
Other comprehensive income / (loss)	—	—	2	3	(12)	—	—	(7)	(1)	(8)
Total comprehensive income / (loss)	—	—	2	3	(12)	—	51	44	2	46
Share-based compensation	—	—	—	—	—	10	—	10	—	10
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	(2)	(2)
At June 30, 2023	3	420	30	(7)	29	111	199	785	21	806

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained (deficit) / earnings	Total	Non-controlling interests	Total equity
At January 1, 2022	3	420	(94)	(4)	19	83	(153)	274	17	291
Net income	—	—	—	—	—	—	143	143	4	147
Other comprehensive income / (loss)	—	—	125	(11)	42	—	—	156	—	156
Total comprehensive income / (loss)	—	—	125	(11)	42	—	143	299	4	303
Share-based compensation	—	—	—	—	—	9	—	9	—	9
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	—	—
At June 30, 2022	3	420	31	(15)	61	92	(10)	582	21	603

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained (deficit) / earnings	Total	Non-controlling interests	Total equity
At January 1, 2022	3	420	(94)	(4)	19	83	(153)	274	17	291
Net income	—	—	—	—	—	—	301	301	7	308
Other comprehensive income / (loss)	—	—	122	(6)	22	—	—	138	(1)	137
Total comprehensive income / (loss)	—	—	122	(6)	22	—	301	439	6	445
Share-based compensation	—	—	—	—	—	18	—	18	—	18
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	(2)	(2)
At December 31, 2022	3	420	28	(10)	41	101	148	731	21	752
The accompanying Notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

		Six months ended June 30,
(in millions of Euros)	Notes	2023	2022
Net income		54	147
Adjustments
Depreciation and amortization	12, 13	144	136
Pension and other post-employment benefits service costs	19	11	11
Finance costs - net	7	70	62
Income tax expense	8	17	35
Unrealized losses on derivatives - net and from remeasurement of monetary assets and liabilities - net	5	28	85
Losses on disposal	5	6	1
Other - net		10	8
Change in working capital
Inventories		150	(256)
Trade receivables		(224)	(287)
Trade payables		(14)	325
Other		6	4
Change in provisions		(2)	(4)
Pension and other post-employment benefits paid	19	(19)	(21)
Interest paid		(63)	(54)
Income tax paid		(7)	(23)
Net cash flows from operating activities		167	169
Purchases of property, plant and equipment	4	(134)	(84)
Property, plant and equipment grants received		1	1
Net cash flows used in investing activities		(133)	(83)
Repayments of long-term borrowings	16	(5)	(186)
Net change in revolving credit facilities and short-term borrowings	16	7	124
Lease repayments	16	(16)	(20)
Transactions with non-controlling interests		(3)	(2)
Other financing activities		(2)	5
Net cash flows used in financing activities		(19)	(79)
Net increase in cash and cash equivalents		15	7
Cash and cash equivalents - beginning of period		166	147
Transfer of cash and cash equivalents classified from / (to) assets classified as held for sale		(1)	—
Effect of exchange rate changes on cash and cash equivalents		(2)	2
Cash and cash equivalents - end of period	9	178	156
The accompanying Notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements
NOTE 1 - GENERAL INFORMATION
Constellium is a global leader in the design and manufacture of a broad range of innovative specialty rolled and extruded aluminium products, serving primarily the packaging, aerospace and automotive end-markets. The Group has a strategic footprint of manufacturing facilities located in North America, Europe and China and operates 28 production facilities, 3 R&D centers and 3 administrative centers. The Group has approximately 12,500 employees.
Constellium SE, a French Societas Europaea (SE), is the parent company of the Group. The business address (head office) of Constellium SE is located at Washington Plaza, 40-44 rue Washington, 75008 Paris, France.
Unless the context indicates otherwise, when we refer to “we”, “our”, “us”, “Constellium”, the “Group” and the “Company” in this document, we are referring to Constellium SE and its subsidiaries.
NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
2.1 Basis of preparation
The Unaudited Interim Condensed Consolidated Financial Statements (the "Interim Financial Statements") have been prepared in accordance with IAS 34 - Interim Financial Reporting. Accordingly, they do not include all the information and disclosures required in consolidated financial statements and should be read in conjunction with the Group’s Consolidated Financial Statements for the year ended December 31, 2022.
In accordance with IAS 1- Presentation of Financial Statements, the Interim Financial Statements are prepared on the assumption that Constellium is a going concern and will continue in operation for the foreseeable future.
The accounting policies adopted in the preparation of the Interim Financial Statements are consistent with those followed in the preparation of the Group’s Consolidated Financial Statements for the year ended December 31, 2022, except for the application of the effective tax rate method in accordance with IAS 34 - Interim Financial Reporting.
The Interim Financial Statements are presented in millions of Euros, except when otherwise indicated. Certain reclassifications may have been made to prior year amounts to conform to the current year presentation.
The Interim Financial Statements were authorized for issue by management on July 24, 2023.
2.2 New and amended standards and interpretations
Several amendments to IFRS standards apply for the first time in 2023, but have no impact on the Interim Financial Statements of the Group.
Global implementation of OECD Pillar Two model rules
In December 2021, the Organisation for Economic Co-operation and Development (OECD) published Tax Challenges Arising from the Digitalisation of the Economy – Global Anti-Base Erosion Model Rules (Pillar Two): Inclusive Framework on BEPS, hereafter referred to as the ‘OECD Pillar Two model rules’ or 'the rules'. The rules are designed to ensure that large multinational enterprises within the scope of the rules pay a minimum level of tax on the income arising in a specific period in each jurisdiction where they operate. In general, the rules apply a system of top-up taxes that brings the total amount of taxes paid on an entity's excess profit in a jurisdiction up to the minimum rate of 15%. The rules need to be passed into national legislation based on each country’s approach. With respect to the International Tax Reform - Pillar Two Model Rules, the Group is currently assessing the impact on its current income tax when the legislation comes into effect.
The Group has adopted Amendments to IAS 12 - Income taxes: International Tax Reform – Pillar Two Model Rules. The amendments introduce (a) a mandatory temporary exception from accounting for deferred taxes arising from legislation enacted to implement the OECD’s Pillar Two model rules, and (b) additional disclosure requirements for the annual financial statements.
The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective. The Group plans to adopt new standards and interpretations on their required effective dates.

2.3 Judgments in applying accounting policies and key sources of estimation uncertainty
The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, along with the accompanying disclosures and the disclosure of contingent liabilities. These judgments, estimates and assumptions are based on management’s best knowledge of the relevant facts and circumstances, giving consideration to previous experience. However, actual results may differ from the amounts included in the financial statements.
In preparing these Interim Financial Statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the Consolidated Financial Statements at and for the year ended December 31, 2022, as well as the application of the effective tax rate method for the determination of the income tax provision.
2.4 Exchange rates
The following table summarizes the main exchange rates used for the preparation of the Interim Financial Statements:

		Average rates		Closing rates
Foreign exchange rate for 1 Euro		Six months ended June 30,		At June 30,	At December 31,
		2023	2022	2023	2022
U.S. Dollars	USD	1.0805	1.0924	1.0866	1.0666
Swiss Francs	CHF	0.9855	1.0317	0.9788	0.9847
Czech Koruna	CZK	23.6858	24.6445	23.7420	24.1160
NOTE 3 - REVENUE

	Three months ended June 30,		Six months ended June 30,
(in millions of Euros)	2023	2022	2023	2022
Packaging rolled products	699	985	1,384	1,837
Automotive rolled products	312	308	616	571
Specialty and other thin-rolled products	34	54	70	104
Aerospace rolled products	271	183	524	326
Transportation, industry, defense and other rolled products	190	257	385	487
Automotive extruded products	251	247	511	473
Other extruded products	193	241	416	456
Total Revenue by product line	1,950	2,275	3,906	4,254

	Three months ended June 30,		Six months ended June 30,
(in millions of Euros)	2023	2022	2023	2022
Germany	447	562	926	1,059
France	178	204	360	373
United Kingdom	67	63	128	114
Switzerland	15	23	40	54
Spain	85	70	166	128
Czech Republic	67	92	124	149
Other Europe	241	308	483	572
Total Europe	1,100	1,322	2,227	2,449

United States	716	770	1,389	1,509
Asia and Other Pacific	61	66	122	113
All Other	73	117	168	183
Total Revenue by destination of shipment	1,950	2,275	3,906	4,254

NOTE 4 - OPERATING SEGMENT INFORMATION
Constellium has three reportable segments - Packaging & Automotive Rolled Products (P&ARP), Aerospace & Transportation (A&T) and Automotive Structures & Industry (AS&I) - and Holdings & Corporate (H&C).
4.1 Segment Revenue

	Three months ended June 30,						Six months ended June 30,
	2023			2022			2023			2022
(in millions of Euros)	Segment revenue	Inter-segment elimination	External revenue	Segment revenue	Inter-segment elimination	External revenue	Segment revenue	Inter-segment elimination	External revenue	Segment revenue	Inter-segment elimination	External revenue
P&ARP	1,049	(4)	1,045	1,348	(1)	1,347	2,079	(9)	2,070	2,516	(4)	2,512
A&T	464	(2)	462	461	(21)	440	916	(7)	909	846	(33)	813
AS&I	443	—	443	501	(13)	488	926	—	926	960	(31)	929
H&C	—	—	—	—	—	—	1	—	1	—	—	—
Total	1,956	(6)	1,950	2,310	(35)	2,275	3,922	(16)	3,906	4,322	(68)	4,254

4.2 Segment Adjusted EBITDA and reconciliation of Adjusted EBITDA to Net Income

		Three months ended June 30,		Six months ended June 30,
(in millions of Euros)	Notes	2023	2022	2023	2022
P&ARP		79	95	134	177
A&T		96	63	169	116
AS&I		39	46	82	83
H&C		(5)	(6)	(11)	(11)
Adjusted EBITDA		209	198	374	365
Metal price lag (A)		(30)	16	(45)	110
Share based compensation costs	23	(7)	(5)	(10)	(9)
Depreciation and amortization	12, 13	(72)	(70)	(144)	(136)
Unrealized losses on derivatives		(20)	(141)	(28)	(84)
Unrealized exchange losses from the remeasurement of monetary assets and liabilities – net	5	(1)	(2)	—	(1)
Losses on disposal	5	—	—	(6)	(1)
Income / (loss) from operations		79	(4)	141	244
Finance costs - net	7	(35)	(32)	(70)	(62)
Income / (loss) before tax		44	(36)	71	182
Income tax (expense) / benefit	8	(12)	4	(17)	(35)
Net income / (loss)		32	(32)	54	147
(A)Metal price lag represents the financial impact of the timing difference between when aluminium prices included within Constellium's Revenue are established and when aluminium purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment aims to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium’s manufacturing sites and is primarily calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, based on the quantity sold in the period.
4.3 Segment capital expenditures

	Six months ended June 30,
(in millions of Euros)	2023	2022
P&ARP	(71)	(40)
A&T	(37)	(20)
AS&I	(25)	(22)
H&C	(1)	(2)
Capital expenditures	(134)	(84)

4.4 Segment assets

(in millions of Euros)	At June 30, 2023	At December 31, 2022
P&ARP	2,205	2,187
A&T	1,150	1,081
AS&I	700	727
H&C	407	456
Segment assets	4,462	4,451
Deferred income tax assets	238	271
Cash and cash equivalents	178	166
Other financial assets	26	39
Assets of disposal group classified as held for sale	45	14
Total Assets	4,949	4,941
NOTE 5 - OTHER GAINS AND LOSSES - NET

	Three months ended June 30,		Six months ended June 30,
(in millions of Euros)	2023	2022	2023	2022
Realized (losses) / gains on derivatives (A)	(19)	8	(23)	62
Unrealized losses on derivatives at fair value through profit and loss - net (A)	(20)	(141)	(28)	(85)
Unrealized exchange losses from the remeasurement of monetary assets and liabilities – net	(1)	(2)	—	(1)
Losses on disposal (B)	—	—	(6)	(1)
Other	(1)	1	1	1
Total other gains and losses - net	(41)	(134)	(56)	(24)
(A)Realized and unrealized gains and losses are related to derivatives entered into with the purpose of mitigating exposure to volatility in foreign currencies and commodity prices, and that do not qualify for hedge accounting.
(B)For the six months ended June 30, 2023, losses on disposal costs included a €5 million loss related to the sale of Constellium Ussel completed on February 2, 2023. The proceeds net of cash disposed amounted to €300 thousand.

NOTE 6 - CURRENCY GAINS / (LOSSES)

		Three months ended June 30,		Six months ended June 30,
(in millions of Euros)	Notes	2023	2022	2023	2022
Included in Revenue	18	(1)	(1)	(2)	(2)
Included in Cost of sales		—	2	(1)	2
Included in Other gains and losses - net		(1)	(8)	5	(7)
Total		(2)	(7)	2	(7)

Realized exchange gains / (losses) on foreign currency derivatives - net	18	4	(2)	6	(1)
Unrealized losses on foreign currency derivatives - net	18	(6)	(6)	(3)	(7)
Exchange gains / (losses) from the remeasurement of monetary assets and liabilities - net		—	1	(1)	1
Total		(2)	(7)	2	(7)
See NOTE 17 - Financial Instruments and NOTE 18 - Financial Risk Management for further information regarding the Company’s foreign currency derivatives and hedging activities.
NOTE 7 - FINANCE COSTS - NET

	Three months ended June 30,		Six months ended June 30,
(in millions of Euros)	2023	2022	2023	2022
Interest expense on borrowings (A)	(25)	(24)	(49)	(46)
Interest expense on leases	(2)	(3)	(5)	(5)
Interest cost on pension and other benefits	(4)	(2)	(8)	(5)
Expenses on factoring arrangements	(5)	(4)	(10)	(6)
Realized and unrealized gains on debt derivatives at fair value (B)	4	1	4	1
Realized and unrealized exchange losses on financing activities - net (B)	(3)	—	(2)	—
Other finance expenses	(1)	—	(2)	(1)
Capitalized borrowing costs (C)	1	—	2	—
Finance expenses	(35)	(32)	(70)	(62)
Finance costs - net	(35)	(32)	(70)	(62)
(A)For the six months ended June 30, 2023 and 2022, interest expense on borrowings included €38 million and €39 million of interest, respectively and €2 million of amortization of arrangement fees related to Constellium SE Senior Notes.
(B)The Group hedges the dollar exposure, relating to the principal of its Constellium SE U.S. Dollar Senior Notes, for the portion that has not been used to finance directly or indirectly U.S. Dollar functional currency entities. Changes in the fair value of these hedging derivatives are recognized within Finance costs – net in the Interim Income Statement.
(C)Borrowing costs directly attributable to the construction of assets are capitalized. The capitalization rate was 5% for the six months ended June 30, 2023 and 2022.
NOTE 8 - INCOME TAX
Income tax expense or benefit for interim periods is recognized based on the best estimate of the weighted average annual income tax rate expected for the full year, adjusted for the tax effect of certain items recognized in full in the interim period. The tax rate applied at June 30, 2023 was impacted by non-recurring transactions and changes in the allocation of income or loss by country.

NOTE 9 - CASH AND CASH EQUIVALENTS
Cash at bank and on hand at June 30, 2023 amounted to €178 million and included €20 million held by subsidiaries that operate in countries where capital control restrictions prevent these balances from being immediately available for general use by the other entities within the Group. At December 31, 2022, the amount subject to these restrictions was €24 million.
NOTE 10 - TRADE RECEIVABLES AND OTHER

	At June 30, 2023		At December 31, 2022
(in millions of Euros)	Non-current	Current	Non-current	Current
Trade receivables - gross	—	668	—	467
Impairment	—	(4)	—	(2)
Total trade receivables - net	—	664	—	465
Income tax receivables	9	20	14	16
Other tax receivables	—	44	—	38
Contract assets	14	2	15	2
Prepaid expenses	—	18	1	8
Other	12	17	13	10
Total other receivables	35	101	43	74
Total trade receivables and other	35	765	43	539
10.1 Contract assets
Contracts assets includes €4 million of unbilled tooling costs for each period ending at June 30, 2023 and December 31, 2022.
10.2 Aging

(in millions of Euros)	At June 30, 2023	At December 31, 2022
Not past due	641	453
1 – 30 days past due	21	10
31 – 60 days past due	1	2
61 – 90 days past due	1	—
Greater than 90 days past due	—	—
Total trade receivables - net	664	465
The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable shown above. The Group does not hold any collateral from its customers or debtors as security.

10.3 Currency concentration

(in millions of Euros)	At June 30, 2023	At December 31, 2022
Euro	326	225
U.S. Dollar	316	213
Swiss franc	5	8
Other currencies	17	19
Total trade receivables - net	664	465

10.4 Factoring arrangements
The Group factors trade receivables under committed factoring agreements in the United States, France, Germany, Switzerland and the Czech Republic:
•In the United States, Constellium Muscle Shoals LLC is party to a factoring agreement with a capacity of $200 million and a maturity date in September 2023 and Constellium Automotive USA LLC is party to a factoring agreement with a maximum capacity of $25 million and a maturity date in December 2023.
•The factoring agreement in place for our entities in France has a maximum capacity of €250 million (including a €20 million recourse line) and a maturity date in January 2026.
•Factoring agreements in place for our entities in Germany, Switzerland and the Czech Republic have a combined maximum capacity of €200 million and maturity dates in December 2027.
In addition, the Group sells receivables from one of its German customers under an uncommitted factoring facility whereby receivables sold are confirmed by the customer.
These factoring agreements contain certain customary affirmative and negative covenants, including some relating to the administration and collection of the assigned receivables, the terms of the invoices and the exchange of information, but do not contain maintenance financial covenants. In addition, the commitment of the factor to buy receivables under the Muscle Shoals factoring agreement is subject to certain credit ratings being maintained. The Group was in compliance with all applicable covenants at and for the six months ended June 30, 2023 and 2022.
Under the Group’s factoring agreements, most of the trade receivables, when sold, are sold without recourse. Where the Group has transferred substantially all the risks and rewards of ownership of the receivables, the receivables are derecognized. Some remaining receivables do not qualify for derecognition, as the Group retains substantially all the associated risks and rewards. At June 30, 2023, the total carrying amount of the original assets factored was €602 million, of which €366 million had been derecognized. At December 31, 2022, the total carrying amount of the original assets factored was €574 million, of which €368 million had been derecognized.
Amounts due to the factors in respect of trade receivables sold were €2 million and €6 million at June 30, 2023 and December 31, 2022, respectively.
NOTE 11 - INVENTORIES

(in millions of Euros)	At June 30, 2023	At December 31, 2022
Finished goods	243	315
Work in progress	571	638
Raw materials	271	308
Stores and supplies	119	112
Inventories write down	(55)	(53)
Total inventories	1,149	1,320

NOTE 12 - PROPERTY, PLANT AND EQUIPMENT

(in millions of Euros)	Land and Property Rights	Buildings	Machinery and Equipment	Construction Work in Progress	Other	Total
Net balance at January 1, 2023	23	381	1,387	211	15	2,017
Additions	—	4	30	109	2	145
Disposals	—	—	(1)	—	—	(1)
Depreciation expense	—	(15)	(116)	(1)	(7)	(139)
Transfer and other changes	1	9	64	(89)	1	(14)
Effect of changes in foreign exchange rates	—	(2)	(12)	(1)	—	(15)
Net balance at June 30, 2023	24	377	1,352	229	11	1,993

Cost	43	645	2,988	241	52	3,969
Less accumulated depreciation and impairment	(19)	(268)	(1,636)	(12)	(41)	(1,976)
Net balance at June 30, 2023	24	377	1,352	229	11	1,993
Right-of-use assets
Right-of-use assets have been included in the same line item as that in which a corresponding owned asset would be presented.

(in millions of Euros)	Buildings	Machinery and Equipment	Other	Total
Net balance at January 1, 2023	107	54	—	161
Additions	3	4	—	7
Depreciation expense	(6)	(10)	—	(16)
Effect of changes in foreign exchange rates	—	—	—	—
Net balance at June 30, 2023	104	48	—	152

Cost	164	141	1	306
Less accumulated depreciation and impairment	(60)	(93)	(1)	(154)
Net balance at June 30, 2023	104	48	—	152
The total expense relating to short-term leases, low value asset leases and variable lease payments that are still recognized as operating expenses was €8 million and €7 million for the six months ended June 30, 2023 and 2022, respectively.

NOTE 13 - INTANGIBLE ASSETS AND GOODWILL

(in millions of Euros)	Technology	Computer Software	Customer relationships	Work in Progress	Other	Total Intangible Assets	Goodwill
Net balance at January 1, 2023	18	16	13	3	4	54	478
Additions	—	—	—	1	—	1	—
Amortization expense	(1)	(3)	—	—	(1)	(5)	—
Transfer	—	1	—	(1)	—	—	—
Effect of changes in foreign exchange rates	—	—	—	—	—	—	(8)
Net balance at June 30, 2023	17	14	13	3	3	50	470

Cost	90	86	41	5	4	226	470
Less accumulated depreciation and impairment	(73)	(72)	(28)	(2)	(1)	(176)	—
Net balance at June 30, 2023	17	14	13	3	3	50	470

NOTE 14 - DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE
In the quarter ended June 30, 2023, the Group determined that Constellium Extrusions Deutschland GmbH, one of the entities in the Automotive Structures and Industry operating segment, met the criteria to be classified as a disposal group held for sale. As a result, the related assets and liabilities are presented as held for sale at June 30, 2023. (See note NOTE 24 - Subsequent Events).
In the quarter ended December 31, 2022, the Group determined that Constellium Ussel, one of the entities in the Aerospace and Transportation operating segment, met the criteria to be classified as a disposal group held for sale. As a result, the related assets and liabilities were presented as held for sale at December 31, 2022. On February 2, 2023, the Group completed the sale of Constellium Ussel generating a €5 million loss recorded in Other Gains / (Losses) - net. (See note NOTE 5 - Other Gains and Losses - net).

	At June 30,	At December 31,
(in millions of Euros)	2023	2022
Assets of disposal group classified as held for sale
Cash and cash equivalents	2	1
Trade receivables and other	20	6
Inventories	9	5
Property, plant and equipment	14	—
Deferred tax assets	—	2
Total assets of disposal group classified as held for sale	45	14
Liabilities of disposal group classified as held for sale
Trade payables and other	9	8
Pensions and other post-employment benefit obligations	4	2
Total liabilities of disposal group classified as held for sale	13	10

NOTE 15 - TRADE PAYABLES AND OTHER

	At June 30, 2023		At December 31, 2022
(in millions of Euros)	Non-current	Current	Non-current	Current
Trade payables	—	1,133	—	1,155
Fixed assets payables	—	38	—	36
Employees' entitlements	—	184	—	195
Taxes payable other than income tax	—	31	—	17
Contract liabilities and other liabilities to customers	29	54	20	55
Other payables	23	21	23	9
Total other	52	328	43	312
Total trade payables and other	52	1,461	43	1,467
Contract liabilities and other liabilities to customers

	At June 30, 2023		At December 31, 2022
(in millions of Euros)	Non-current	Current	Non-current	Current
Deferred tooling revenue	28	—	19	—
Advance payment from customers	—	4	—	6
Unrecognized variable consideration (A)	1	50	1	49
Total contract liabilities and other liabilities to customers	29	54	20	55
(A)Unrecognized variable consideration consists of expected volume rebates, discounts, incentives, refunds penalties and price concessions.
Revenue of €11 million that related to contract liabilities at December 31, 2022 was recognized in the six months ended June 30, 2023. Revenue of €27 million generated in the six months ended June 30, 2023 was deferred.
Revenue of €27 million that related to contract liabilities at January 1, 2022 was recognized in the six months ended June 30, 2022. Revenue of €41 million generated in the six months ended June 30, 2022 was deferred.

NOTE 16 - BORROWINGS
16.1 Analysis by nature

		At June 30, 2023						At December 31, 2022
(in millions of Euros)		Nominal Value in Currency	Nominal rate	Nominal Value in Euros	(Arrange-ment fees)	Accrued interests	Carrying value	Carrying value
Secured Pan-U.S. ABL (due 2026)		$97	Floating	89	—	1	90	81
Senior Unsecured Notes (A)
Issued November 2017 and	due 2026	$300	5.875%	276	(2)	6	280	285
Issued November 2017 and	due 2026	€400	4.250%	400	(3)	7	404	403
Issued June 2020 and	due 2028	$325	5.625%	299	(4)	1	296	301
Issued February 2021 and	due 2029	$500	3.750%	460	(5)	4	459	467
Issued June 2021 and	due 2029	€300	3.125%	300	(4)	4	300	300
Lease liabilities				157	—	—	157	168
Other loans (B)				42	—	—	42	51
Total Borrowings				2,023	(18)	23	2,028	2,056

Of which non-current							1,831	1,908
Of which current							197	148
(A)The Senior Unsecured Notes were issued by Constellium SE and are guaranteed by certain subsidiaries.
(B)Other loans include €33 million of financial liabilities relating to the sale and leaseback of assets that were considered to be financing arrangements in substance.
16.2 Undrawn credit facilities and overdraft arrangements
At June 30, 2023, the Group had a €100 million French Inventory facility in place. This committed asset-based credit facility matures in April 2025 and was undrawn at June 30, 2023. The Group also uses a €50 million Money Market facility, as well as overdraft agreements with its commercial banks for cash management purposes. These arrangements are uncommitted and were undrawn at June 30, 2023.
16.3 Covenants
The Group was in compliance with all applicable debt covenants at June 30, 2023 and December 31, 2022 and for the six months ended June 30, 2023.

16.4 Movements in borrowings

(in millions of Euros)	At June 30, 2023	At December 31, 2022
At January 1,	2,056	2,129
Cash flows
Repayments of long-term borrowings (A)	(5)	(192)
Net change in revolving credit facilities and short-term borrowings (B)	7	72
Lease repayments	(16)	(37)
Non-cash changes
Movement in accrued interest	(1)	(1)
Changes in leases and other loans	7	18
Deferred arrangement fees	2	3
Effects of changes in foreign exchange rates	(22)	64
At the end of the period	2,028	2,056
(A)For the twelve months ended December 31, 2022, repayments of long-term borrowings included the repayment of the Secured PGE French Facility.
(B)For the six months ended June 30, 2023, the net change in revolving credit facilities and short-term borrowings related mainly to the net proceeds from the Pan-U.S. ABL. For the twelve months ended December 31, 2022, the net change in revolving credit facilities and short-term borrowings included the net proceeds from the Pan-U.S. ABL and the repayment of the Swiss facility.
16.5 Currency concentration

(in millions of Euros)	At June 30, 2023	At December 31, 2022
U.S. Dollar	1,171	1,188
Euro	849	861
Other currencies	8	7
Total borrowings	2,028	2,056

NOTE 17 - FINANCIAL INSTRUMENTS
17.1 Financial assets and liabilities by categories

		At June 30, 2023				At December 31, 2022
(in millions of Euros)	Notes	At amortized cost	At fair value through profit and loss	At fair value through OCI	Total	At amortized cost	At fair value through profit and loss	At fair value through OCI	Total
Cash and cash equivalents	9	178	—	—	178	166	—	—	166
Trade receivables	10	—	—	664	664	—	—	465	465
Other financial assets		—	25	1	26	—	37	2	39
Total		178	25	665	868	166	37	467	670

		At June 30, 2023				At December 31, 2022
(in millions of Euros)	Notes	At amortized cost	At fair value through profit and loss	At fair value through OCI	Total	At amortized cost	At fair value through profit and loss	At fair value through OCI	Total
Trade payables and fixed asset payables	15	1,171	—	—	1,171	1,191	—	—	1,191
Borrowings	16	2,028	—	—	2,028	2,056	—	—	2,056
Other financial liabilities		—	55	10	65	—	40	15	55
Total		3,199	55	10	3,264	3,247	40	15	3,302
17.2 Fair values
The carrying value of the Group’s borrowings at maturity is the redemption value.
The fair values of Constellium SE Senior Notes issued in November 2017, June 2020, February 2021 and June 2021 is 98%, 94%, 86% and 85%, respectively, of the nominal values and amount to €663 million, €282 million, €394 million and €254 million, respectively, at June 30, 2023.
All derivatives are presented at fair value in the Interim Statement of Financial Position. The fair values of trade receivables, other financial assets and liabilities approximate their carrying values, as a result of their liquidity or short maturity.

	At June 30, 2023			At December 31, 2022
(in millions of Euros)	Non-current	Current	Total	Non-current	Current	Total
Aluminium and premium derivatives	2	7	9	2	7	9
Energy derivatives	—	—	—	3	2	5
Other commodity derivatives	—	—	—	—	2	2
Currency commercial derivatives	2	15	17	3	20	23
Other financial assets - derivatives	4	22	26	8	31	39

Aluminium and premium derivatives	1	30	31	—	19	19
Energy derivatives	4	11	15	3	7	10
Other commodity derivatives	—	2	2	—	1	1
Currency commercial derivatives	6	11	17	11	14	25
Currency net debt derivatives	—	—	—	—	—	—
Other financial liabilities - derivatives	11	54	65	14	41	55

17.3 Valuation hierarchy
The following table provides an analysis of financial instruments measured at fair value, grouped into levels based on the degree to which the fair value is observable:
•Level 1 is based on a quoted price (unadjusted) in active markets for identical financial instruments. Level 1 includes aluminium, copper and zinc futures that are traded on the LME.
•Level 2 is based on inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. prices) or indirectly (i.e. derived from prices). Level 2 includes foreign exchange derivatives, natural gas derivatives and premium derivatives. The present value of future cash flows based on the forward or on the spot exchange rates at the balance sheet date is used to value foreign exchange derivatives.
•Level 3 is based on inputs for the asset or liability that are not based on observable market data (unobservable inputs). Trade receivables are classified as a Level 3 measurement under the fair value hierarchy.

	At June 30, 2023				At December 31, 2022
(in millions of Euros)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Other financial assets - derivatives	5	21	—	26	6	33	—	39
Other financial liabilities - derivatives	31	34	—	65	17	38	—	55
There was no material transfer of asset and liability categories into or out of Level 1, Level 2 or Level 3 during the six months ended June 30, 2023 nor the year ended December 31, 2022.

NOTE 18 - FINANCIAL RISK MANAGEMENT
The Group’s financial risk management strategy focuses on minimizing the cash flow impacts of volatility in foreign currency exchange rates and metal prices, while maintaining the financial flexibility the Group requires in order to successfully execute its business strategy.
Due to Constellium’s capital structure and the nature of its operations, the Group is exposed to the following financial risks: (i) market risk including foreign exchange, commodity price and interest rate risks; (ii) credit risk and (iii) liquidity risk.
18.1 Market risk
i. Commercial transaction exposures
The Group has agreed to supply a major customer with fabricated metal products from a Euro functional currency entity and invoices in U.S. Dollars. The Group has entered into significant foreign exchange derivatives that matched related highly probable future conversion sales. The Group designates these derivatives for hedge accounting, with a total nominal amount of $272 million and $248 million at June 30, 2023 and December 31, 2022 respectively, with maturities ranging from 2023 to 2027.
The table below details the effect of foreign currency derivatives in the Interim Income Statement and the Interim Statement of Comprehensive Income / (Loss):

		Three months ended June 30,		Six months ended June 30,
(in millions of Euros)	Notes	2023	2022	2023	2022
Derivatives that do not qualify for hedge accounting
Included in Other gains and losses - net
Realized gains / (losses) on foreign currency derivatives - net	6	5	(2)	9	1
Unrealized losses on foreign currency derivatives - net (A)	6	(6)	(5)	(4)	(7)
Derivatives that qualify for hedge accounting
Included in Other comprehensive income
Unrealized (losses) / gains on foreign currency derivatives - net		—	(16)	2	(18)
Gains reclassified from cash flow hedge reserve to the Consolidated Income Statement		1	3	2	3
Included in Revenue (B)
Realized losses on foreign currency derivatives - net	6	(1)	—	(3)	(2)
Unrealized (losses) / gains on foreign currency derivatives - net	6	—	(1)	1	—
(A)Gains or losses on the hedging instruments are expected to offset losses or gains on the underlying hedged forecasted sales that will be reflected in the future when these sales are recognized.
(B)Changes in fair value of derivatives that qualify for hedge accounting are included in Revenue when the related customer invoices are issued.
ii. Commodities
The Group does not apply hedge accounting on commodity derivatives and therefore any mark-to-market movements are recognized in Other gains and losses – net.

18.2 Liquidity risk management
The liquidity requirements of the overall Company are funded by cash and drawings on available credit facilities, while the internal management of liquidity is optimized by means of cash pooling agreements and/or intercompany loans and deposit between the Company’s operating entities and central Treasury.
At June 30, 2023, the borrowing bases for the Pan-U.S. ABL and the French Inventory Facility were €460 million and €100 million, respectively. After deduction of amounts drawn and letters of credit, the Group had €458 million outstanding availability under these revolving credit facilities.
At June 30, 2023, liquidity was €752 million, comprised of €178 million of cash and cash equivalents and €574 million of available undrawn facilities, including the €458 million described above.
Margin calls
The Group's financial institution counterparties may require margin calls should the mark-to-market of our derivatives hedging foreign exchange and commodity price risks exceed a pre-agreed contractual limit. In order to protect from potential margin calls for significant market movements, the Group enters into derivatives with a large number of financial counterparties and monitors margin requirements on a daily basis. In addition, the Group (i) tries to offset exposures with financial counterparts and (ii) holds a significant liquidity buffer in cash or in availability under its various borrowing facilities.
At June 30, 2023, and December 31, 2022, there was no margin requirement paid as collateral to counterparties related to foreign exchange hedges nor related to aluminium or any other commodity hedges.
NOTE 19 - PENSIONS AND OTHER POST-EMPLOYMENT BENEFIT OBLIGATIONS
19.1 Actuarial assumptions
Pension and other post-employment benefit obligations were updated based on the discount rates applicable at June 30, 2023.

	At June 30, 2023	At December 31, 2022
	Discount rate	Discount rate
Switzerland	1.80%	2.05%
U.S.
Hourly pension	4.95% - 5.00%	5.00% - 5.05%
Salaried pension	4.95%	5.05%
OPEB	4.95% - 5.00%	5.00% - 5.05%
Other benefits	4.90% - 4.95%	4.95% - 5.00%
France
Retirements	3.70%	3.80%
Other benefits	3.75%	3.80%
Germany	3.70%	3.75%

19.2 Amounts recognized in the Interim Statement of Financial Position

	At June 30, 2023			At December 31, 2022
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Present value of funded obligation	619	—	619	614	—	614
Fair value of plan assets	(475)	—	(475)	(461)	—	(461)
Deficit of funded plans	144	—	144	153	—	153
Present value of unfunded obligation	99	150	249	96	154	250
Net liability / (asset) arising from defined benefit obligation	243	150	393	249	154	403

19.3 Amounts recognized in the Interim Income Statement

	Three months ended June 30,
	2023			2022
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Service cost
Current service cost	(3)	(2)	(5)	(6)	(2)	(8)
Net interest	(3)	(1)	(4)	(1)	(1)	(2)
Immediate recognition of gains arising over the year	—	—	—	—	3	3
Administration expenses	—	—	—	(1)	—	(1)
Total	(6)	(3)	(9)	(8)	—	(8)

	Six months ended June 30,
	2023			2022
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Service cost
Current service cost	(7)	(3)	(10)	(11)	(4)	(15)
Net interest	(5)	(3)	(8)	(2)	(3)	(5)
Immediate recognition of gains arising over the year	—	—	—	—	5	5
Administration expenses	(1)	—	(1)	(1)	—	(1)
Total	(13)	(6)	(19)	(14)	(2)	(16)

19.4 Movement in net defined benefit obligations

	Six months ended June 30, 2023
	Defined benefit obligations			Plan Assets	Net defined benefit liability
(in millions of Euros)	Pension benefits	Other benefits	Total
At January 1, 2023	710	154	864	(461)	403
Included in the Consolidated Income Statement
Current service cost	7	3	10	—	10
Interest cost / (income)	13	3	16	(8)	8
Immediate recognition of gains arising over the year	—	—	—	—	—
Administration expenses	—	—	—	1	1
Included in the Statement of Comprehensive Income
Remeasurements due to:
—actual return less interest on plan assets	—	—	—	(16)	(16)
—changes in financial assumptions	12	1	13	—	13
—changes in demographic assumptions	—	—	—	—	—
—experience losses	—	—	—	—	—
Effects of changes in foreign exchange rates	(3)	(3)	(6)	3	(3)
Included in the Consolidated Statement of Cash Flows
Benefits paid	(20)	(8)	(28)	26	(2)
Contributions by the Group	—	—	—	(17)	(17)
Contributions by the plan participants	2	1	3	(3)	—
Reclassification as liabilities of disposal group classified as held for sale	(3)	(1)	(4)	—	(4)
At June 30, 2023	718	150	868	(475)	393
19.5 Net defined benefit obligations by country

	At June 30, 2023			At December 31, 2022
(in millions of Euros)	Defined benefit obligations	Plan assets	Net defined benefit liability	Defined benefit obligations	Plan assets	Net defined benefit liability
France	122	(6)	116	117	(6)	111
Germany	94	(1)	93	100	(1)	99
Switzerland	260	(245)	15	249	(236)	13
United States	392	(223)	169	398	(218)	180
Total	868	(475)	393	864	(461)	403

NOTE 20 - PROVISIONS

(in millions of Euros)	Close down and environmental remediation costs	Restructuring costs	Legal claims and other costs	Total
At January 1, 2023	86	—	25	111
Allowance	—	—	1	1
Amounts used	(1)	—	(1)	(2)
Unused amounts reversed	—	—	(1)	(1)
At June 30, 2023	85	—	24	109

Of which non-current	74	—	15	89
Of which current	11	—	9	20
Total provisions	85	—	24	109
Legal claims and other costs

(in millions of Euros)	At June 30, 2023	At December 31, 2022
Litigation	15	15
Disease claims	9	10
Total provisions for legal claims and other costs	24	25
Contingencies
The Group is involved, and may become involved, in various lawsuits, claims and proceedings relating to customer claims, product liability, employee and retiree benefit matters and other commercial matters. The Group records provisions for pending litigation matters when it determines that it is probable that an outflow of resources will be required to settle the obligation, and such amounts can be reasonably estimated. In some proceedings, the issues raised can be highly complex and subject to significant uncertainties and amounts claimed can be substantial. As a result, the probability of loss and an estimation of damages can be difficult to ascertain. In exceptional cases, when the Group considers that disclosures relating to provisions and contingencies may prejudice its position, disclosures are limited to the general nature of the matter in hand.
NOTE 21 - NON-CASH INVESTING AND FINANCING TRANSACTIONS
Property, plant and equipment acquired through leases or financed by third parties amounted to €7 million and €8 million for the six months ended June 30, 2023 and 2022, respectively. These leases and financings are excluded from the Interim Statement of Cash Flows as they are non-cash investing transactions.
Fair values of vested Restricted Stock Units and Performance Stock Units amounted to €10 million and €15 million for the six months ended June 30, 2023 and 2022, respectively. They are excluded from the Interim Statement of Cash Flows as non-cash financing activities.

NOTE 22 - SHARE CAPITAL
Share capital amounted to €2,936,397.68 at June 30, 2023, divided into 146,819,884 ordinary shares, each with a nominal value of two cents and fully paid-up. All shares are of the same class and have the right to one vote.

		(in millions of Euros)
	Number of shares	Share capital	Share premium
At January 1, 2023	144,301,592	3	420
New shares issued (A)	2,518,292	—	—
At June 30, 2023	146,819,884	3	420
(A) In the six months ended June 30, 2023, Constellium SE issued and delivered 2,518,292 ordinary shares to certain employees and the CEO related to share-based compensation plans.
NOTE 23 - SHARE-BASED COMPENSATION
Description of plans
Performance-Based Restricted Stock Units (equity-settled)
In March 2023, the Company granted Performance Stock Units (PSUs) to selected employees and the CEO. These units vest if the following conditions are met:
•A vesting condition under which the beneficiaries must be continuously at the service of the Company through the end of a three-year vesting period; and
•A performance condition, contingent on the TSR performance of Constellium shares over the vesting period compared to the TSR of specified indices. PSUs will ultimately vest based on a vesting multiplier which ranges from 0% to 200%.
The following table lists the inputs to the valuation model used for the PSUs granted in March 2023:

March 2023 PSUs
Fair value at grant date (in euros)	21.56
Share price at grant date (in euros)	15.23
Dividend yield	—
Expected volatility (A)	67%
Risk-free interest rate (US government bond yield)	4.56%
Model used	Monte Carlo
(A)Volatility in the share prices of the Company and companies included in indices were estimated based on observed historical volatilities over a period equal to the PSU vesting period.
Restricted Stock Units Award Agreements (equity-settled)
In March 2023, the Company granted Restricted Stock Units (RSUs) to selected employees and the CEO subject to the beneficiaries remaining continuously at the service of the Group from the grant date to the end of the three-year vesting period.The fair value of the RSUs awarded is €15.23, being the euro equivalent of the quoted market price at grant date.
Expense recognized during the period
In accordance with IFRS 2, share-based compensation is recognized as an expense over the vesting period. The estimate of this expense is based upon the fair value of a potential ordinary share at the grant date. The total share-based compensation amounted to €10 million and €9 million for the six months ended June 30, 2023 and 2022, respectively.

Movement of potential shares

	Performance-Based RSU	Restricted Stock Units	Total potential shares
At December 31, 2022	2,185,834	1,875,446	4,061,280
Granted (A)	701,945	645,675	1,347,620
Over-performance (B)	723,514	—	723,514
Vested	(1,701,233)	(817,059)	(2,518,292)
Forfeited (C)	(76,948)	(62,266)	(139,214)
At June 30, 2023	1,833,112	1,641,796	3,474,908
(A)For PSUs, the number of potential shares granted is presented using a vesting multiplier of 100%.
(B)When the achievement of TSR performance exceeds the vesting multiplier of 100%, the additional potential shares are presented as over-performance shares.
(C)For potential shares related to PSUs, 76,948 were forfeited as a result of the departure of certain beneficiaries and none were forfeited in relation to the non-fulfilment of performance conditions.
Antidilutive potential ordinary shares
For the three months ended June 30, 2022, there were 2,997,790 potential ordinary shares that could have had a dilutive impact but were considered antidilutive due to negative earnings.
NOTE 24 - SUBSEQUENT EVENTS
On July 17, 2023, the Company signed a binding agreement for the sale of Constellium Extrusions Deutschland GmbH for a total cash consideration of €48.8 million.
On July 20, 2023, the Company redeemed $50 million out of the $300 million outstanding aggregate principal amount of its 5.875% Senior Notes due 2026.

Constellium SE
40-44 rue Washington
75008 Paris, France
www.constellium.com